UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

HUTCHINSON TECHNOLOGY INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.25% CONVERTIBLE SUBORDINATED NOTES DUE 2026

(Title of Class of Securities)

448407AF3

(CUSIP Number of Class of Securities)

David P. Radloff

Vice President and Chief Financial Officer

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David M. Vander Haar, Esq.

Peggy Steif Abram, Esq.

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Phone: (612) 766-7000

Fax: (612) 766-1600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee:
$59,100,000	$6,396.07

*	The transaction valuation is $120,372,910 (the maximum aggregate principal amount of 8.50% Convertible Senior Notes due 2026 (the “New Notes”) to be exchanged for Old Notes (as defined below)).

**	The filing fee was estimated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and is based on the book value of the Old Notes to be tendered ($55,091,081). The filing fee has been offset as provided in Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, by the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,965.35

Form or Registration No.: Form S-4 (File No. 333-173970)

Filing Party: Hutchinson Technology Incorporated

Date Filed: May 6, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”), relates to an exchange offer (the “Exchange Offer”), upon the terms and subject to the conditions described in the preliminary prospectus dated July 11, 2011 (as it may be supplemented from time to time, the “Prospectus”) and set forth in the related letter of transmittal. More specifically, the Company is offering to exchange up to $60,000,000 aggregate principal amount of its outstanding 3.25% Convertible Subordinated Notes due 2026, CUSIP No. 448407AF3 (the “Old Notes”), for $985 principal amount of its 8.50% Convertible Senior Notes due 2026 (the “New Notes”) and a cash payment of $65 for each $1,000 principal amount of Old Notes tendered.

The Company is offering to exchange up to $60,000,000 aggregate principal amount of the Old Notes currently outstanding. As of the date hereof, $122,206,000 aggregate principal amount of the Old Notes is outstanding.

The Prospectus forms a part of the Registration Statement on Form S-4 (File No. 333-173970) filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 6, 2011, as amended by Amendment No. 1 thereto filed on May 27, 2011, Amendment No. 2 thereto filed on June 15, 2011, Amendment No. 3 thereto filed on June 17, 2011, Amendment No. 4 thereto filed on June 21, 2011, Amendment No. 5 thereto filed on July 1, 2011 and Amendment No. 6 thereto filed on July 12, 2011 (the “Registration Statement”), relating to the New Notes that may be issued in connection with the Exchange Offer, and shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that may be issued upon conversion of the New Notes. The Prospectus and the related letter of transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated by reference herein to the extent provided herein. The Exchange Offer is subject to the conditions discussed in the Prospectus under “Questions and Answers About the Exchange Offer,” “Summary of the Exchange Offer—Conditions to the Exchange Offer,” “The Exchange Offer—Qualified Reopening Condition” and “The Exchange Offer—Conditions to the Exchange Offer.” The Exchange Offer commenced on May 6, 2011 and will expire at midnight, New York City time, on July 15, 2011, unless terminated earlier or extended by the Company.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information in the Prospectus under the headings “Questions and Answers About the Exchange Offer” and “Summary of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Hutchinson Technology Incorporated. The address of the Company’s principal executive offices is 40 West Highland Park Drive NE, Hutchinson, Minnesota 55350, and the Company’s telephone number is (320) 587-3797.

(b) Securities. The subject class of securities is the Company’s 3.25% Convertible Subordinated Notes due 2026, defined herein as the Old Notes. As of the date hereof, there is $122,206,000 aggregate principal amount of Old Notes outstanding.

(c) Trading Market and Price. The information in the Prospectus under the heading “Price Range of Common Stock” is incorporated herein by reference. There is no established trading market for the Old Notes.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The information set forth in response to Item 2(a) above is incorporated herein by reference in response to this Item.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of the date hereof. The address and telephone number of each director and executive officer is c/o Hutchinson Technology Incorporated, 40 West Highland Park Drive NE, Hutchinson, Minnesota 55350, (320) 587-3797.

Name	Position
Jeffrey W. Green	Chairman of the Board of Directors and Director
Wayne M. Fortun	President, Chief Executive Officer and Director
Martha Goldberg Aronson	Director
Mark A. Augusti	Director
Russell Huffer	Director
William T. Monahan	Director
Thomas R. VerHage	Director
Connie L. Pautz	Vice President of Human Resources & Corporate Communications
Richard J. Penn	Senior Vice President and President of the Disk Drive Components Division
David P. Radloff	Vice President and Chief Financial Officer
R. Scott Schaefer	Vice President and Chief Technology Officer

Item 4.	Terms of the Transaction.

(a) Material Terms. The information in the Prospectus under the headings “Questions and Answers About the Exchange Offer,” “Summary of the Exchange Offer,” “The Exchange Offer,” “Description of the New Notes” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. None of the Company’s officers, directors or affiliates own any of the Old Notes and, therefore, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Old Notes:

(i)	Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC, dated January 10, 2011.

(ii)	Amendment to Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC, dated January 25, 2011.

(iii)	Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC, dated May 6, 2011.

(iv)	Indenture, dated as of January 25, 2006, between the Company and LaSalle Bank National Association, as Trustee, and Instrument of Resignation, Appointment and Acceptance, dated as of October 29, 2008, by and among the Company, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Common Stock:

(v)	Amended and Restated Articles of Incorporation of the Company.

(vi)	Restated By-Laws of the Company, as amended December 3, 2008.

(vii)	Rights Agreement, dated as of July 29, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent.

(viii)	Amendment No. 1 to Rights Agreement, dated as of May 6, 2011, between the Company and Wells Fargo Bank, N.A., as Rights Agent.

(ix)	Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(x)	Form of Non-Statutory Stock Option Agreement (Employee) under Hutchinson Technology Incorporated Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(xi)	Form of Incentive Stock Option Agreement (Employee) under Hutchinson Technology Incorporated Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(xii)	Form of Non-Statutory Stock Option Agreement (Director) under Hutchinson Technology Incorporated Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(xiii)	Form of Restricted Stock Agreement (Director) under Hutchinson Technology Incorporated Amended and Restated 1996 Incentive Plan.

(xiv)	Non-Employee Directors Equity Plan.

(xv)	Employee Stock Purchase Plan (As Amended and Restated January 20, 2011).

(xvi)	2011 Equity Incentive Plan.

(xvii)	Form of Director Stock Option Agreement under the Company’s 2011 Equity Incentive Plan.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to other securities of the Company:

(xviii)	8.50% Convertible Senior Notes due 2026 Indenture, dated February 11, 2011, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee.

(xix)	Form of 8.50% Convertible Senior Notes due 2026.

(xx)	First Supplemental Indenture, dated as of June 17, 2011, to 8.50% Convertible Senior Notes due 2026 Indenture, dated as of February 11, 2011, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee.

In addition to the agreements listed in (v)—(xx) above, the information in the Prospectus under the headings “Security Ownership of Principal Shareholders and Management,” “Compensation of Executive Officers—Director Compensation,” “Compensation of Executive Officers – Compensation Discussion and Analysis,” “Compensation of Executive Officers – Summary Compensation Table,” “Compensation of Executive Officers – Grants of Plan-Based Awards,” “Compensation of Executive Officers – Outstanding Equity Awards” and “Compensation of Executive Officers – Potential Payments Upon Termination or Change in Control” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Prospectus under the headings “Questions and Answers About the Exchange Offer —Why are you making the exchange offer?”, “Summary of the Exchange Offer—Purpose of the Exchange Offer” and “The Exchange Offer—Reasons for the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Company will retire and cancel the Old Notes exchanged in the Exchange Offer.

(c) Plans. None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The Company intends to fund the payment of $65 for each $1,000 principal amount of Old Notes tendered and accepted with cash on hand.

(b) Conditions. None.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the knowledge of the Company, after making reasonable inquiry, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this Item.

(b) Securities Transactions. To the knowledge of the Company, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, none of the Company, its subsidiaries, its affiliates or the executive officers or directors of the Company or any of its subsidiaries has engaged in any transactions in the Old Notes.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Prospectus under the headings “Questions and Answers About the Exchange Offer—Are you making a recommendation regarding whether I should participate in the exchange offer?”, “Summary of the Exchange Offer—Deciding Whether to Participate,” “The Exchange Offer—Deciding Whether to Participate” and “Dealer Manager, Exchange Agent and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

(1)	The information in the Prospectus under the heading “Financial Statements—Audited” is incorporated herein by reference.

(2)	The information in the Prospectus under the heading “Financial Statements—Unaudited” is incorporated herein by reference.

(3)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(4)	The book value per share of the Common Stock as of March 27, 2011 was $9.63.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c) Other Material Information. None.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2011	HUTCHINSON TECHNOLOGY INCORPORATED

	By:	/s/ David P. Radloff
David P. Radloff
Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Prospectus dated July 12, 2011 (filed with the SEC as part of the Company’s Amendment No. 6 to Registration Statement on Form S-4 (File No. 333-173970) on July 1, 2011 and incorporated by reference).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-173970), filed with the SEC on July 1, 2011).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-173970), filed with the SEC on July 1, 2011).

(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File Number 333-173970), filed with the SEC on July 1, 2011).

(a)(1)(v)	Press Release, dated May 6, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 6, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(vi)	Form of 8.50% Convertible Senior Notes Due 2026 Indenture, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.5 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(a)(1)(vii)	Form of 8.50% Convertible Senior Notes Due 2026 (incorporated by reference to Exhibit 4.6 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(a)(1)(viii)	Press Release, dated June 14, 2011 (filed with the SEC on June 14, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(ix)	First Supplemental Indenture, dated as of June 17, 2011, to 8.50% Convertible Senior Notes due 2026 Indenture, dated as of February 11, 2011, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.8 to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-173970) filed with the SEC on June 17, 2011 and incorporated by reference).

(a)(1)(x)	Press Release, dated June 17, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 17, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(xi)	Press Release, dated June 22, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 22, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4c under the Securities Exchange Act of 1934, as amended).

(a)(1)(xii)	Press Release, dated July 1, 2011 (filed with the SEC on July 1, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(xiii)	Press Release, dated July 6, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 6, 2011 (File No.1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(b)	Not applicable.

(d)(i)	Dealer Manager Agreement, dated January 10, 2011, between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 10, 2011).

(d)(ii)	Amendment to Dealer Manager Agreement, dated January 25, 2011, between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated by reference to Exhibit 1.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(d)(iii)	Dealer Manager Agreement, dated May 6, 2011, between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-4 (File No. 333-173970), filed with the SEC on May 6, 2011).

(d)(iv)	Indenture dated as of January 26, 2006 between the Company and LaSalle Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 26, 2006; File No. 0-14709), and Instrument of Resignation, Appointment and Acceptance dated as of October 29, 2008 by and among the Company, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

(d)(v)	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2002; File No. 0-14709).

(d)(vi)	Restated Bylaws of the Company, as amended December 3, 2008 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 9, 2008; File No. 0-14709).

(d)(vii)	Rights Agreement, dated as of July 29, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, dated July 30, 2010; File No. 1-34838).

(d)(viii)	First Amendment to Rights Agreement, dated as of May 6, 2011, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A/A filed May 6, 2011; File No. 1-34838).

(d)(ix)	Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(x)	Form of Non-Statutory Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xi)	Form of Incentive Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xii)	Form of Non-Statutory Stock Option Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan) (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xiii)	Form of Restricted Stock Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 7, 2004; File No. 0-14709).

(d)(xiv)	Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 filed December 17, 2009; File No. 0-14709).

(d)(xv)	Employee Stock Purchase Plan (As Amended and Restated January 20, 2011) (incorporated by reference to Appendix B to Definitive Proxy Statement on Schedule 14A filed December 10, 2010; File No. 1-34838).

(d)(xvi)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(d)(xvii)	Form of Director Stock Option Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(d)(xviii)	HTI Severance Pay Plan (As Amended and Restated March 8, 2011) (incorporated by reference to Exhibit 10.1 to the Company’s Amended Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2011, filed on June 15, 2011; File No. 1-34838).

(d)(xix)	Form of Severance and Change in Control Agreement for Senior Executives (incorporated by reference to Exhibit 10.1 to HTI’s Current Report on Form 8-K/A filed 10/14/2010).

(g)	Not applicable.

(h)	Not applicable.